UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                           PANACO, INC.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                           698106 10 1
                          (CUSIP Number)

                       Marc Weitzen, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                          June 12, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 24, 1995, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale Corp.") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, amended by Amendment No. 1 which, among other things, deleted Riverdale Corp. as a Registrant, and added Riverdale LLC, a New York limited liability company ("Riverdale") as a Registrant, is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D and Amendment No. 1 thereto which have been previously filed with the Securities and Exchange Commission.

Item 4.   Purpose of Transaction

          Item 4 is amended to add the following:

          On June 12, 1997, following discussions with Miles Bender, chief executive officer of National Energy Group, Inc., a Delaware corporation, in which Icahn owns in excess of 5% of the outstanding equity, ("National"), Icahn telephoned James Maxwell, chief executive officer of Issuer, and suggested that Issuer favorably consider the possibility of being acquired by National. Mr. Bender then joined the conversation and indicated National's interest in an acquisition of Panaco on a friendly basis. Mr. Maxwell indicated that, while he would oppose such a transaction, he would discuss it with Issuer's Board of Directors. Icahn also requested that Mr. Maxwell consider having two representatives of Icahn on the Board of Directors of Issuer.

                           SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1997




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC
Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member




/s/ Carl C. Icahn
Carl C. Icahn







[Signature Page of Schedule 13D Amendment No. 2 with respect to
                           Panaco Inc.]